Filed by AECOM Technology Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  URS Corporation
Commission File No.: 1-7567
Date: July 17, 2014

AECOM Technology Corporation published the following article, on July 17, 2014, in Inside Environment, an in-house publication for AECOM employees in its environment group:

AECOM-URS partnership: Significance for Environment

July 17, 2014

Environment Chief Executive Matthew Sutton speaks to the transformational union of two world-class companies AECOM and URS, and what it means for the Environment business.

As you know, AECOM CEO Mike Burke recently shared the news that AECOM is acquiring URS. This combination of two industry leaders, both with world-class capabilities and people, will give AECOM an unsurpassed capacity to deliver integrated capabilities across the design, build, finance, and operate spectrum. The combined company will be a leading, fully integrated infrastructure and support services provider, with over 95,000 employees in more than 150 countries.

This is truly exciting and positive news for our environmental business as our combined businesses create the world’s largest and best environmental services provider in terms of size, scope, depth of services and geographic reach. That is why this is such a landmark event for us. And I agree with Mike Burke’s assessment “...that this transaction will offer our employees the greatest set of professional opportunities in our industry, and will help all of us achieve our highest career aspirations.” In terms of the client base and service offering, the merger with URS is so extraordinarily complementary that successfully integrating our companies makes it transformative.

However, it is important to remember that until the transaction closes, winning work and delivery projects for our clients is our number one priority. We have built solid momentum from our strong wins and bookings in the second and third quarters and it is critical for us all to keep up this momentum going strong. Please keep your focus on project execution and client service.

Remember too that URS is a competitor until the close and we should not interact with them. If you have any questions on this please share them with your manager or the resources associated with the integration team.  Be sure to read the updated Rules of the Road by Kevin Lynch, Integration lead, for guidance.

Details of the transaction are posted on myAECOM as well as our external website, and include the following resources to assist you in your conversations with clients and peers:

•                  Frequently Asked Questions (FAQs)

•                  Key messages summary

•                  Client letter and talking points

•                  Supplier letter and talking points

•                  integration@aecom.com

•                  SalesQuestions@aecom.com

You can also monitor real-time communications, comments, and questions related to the acquisition by following the topic “URS” on Chatter. Know too that AECOM is looking for feedback and concerns and urges you to share those with your manager or the feedback mechanisms.

Lastly, we respect and try to balance your desire for information with a minimum of repetition by emphasizing that information which is relevant to our Environment business. Please send questions, comments, and feedback regarding this information to John Petraglia, director of strategic communications, Environment, or your manager.

Cautionary Note Regarding Forward-Looking Statements

This article may include “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements.  Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS.  AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online at www.aecom-urs.com.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the 2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.